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                             November 9, 2023

       Ryan Wilson
       Director
       1427702 B.C. Ltd.
       2900-550 Burrard Street
       Vancouver, British Columbia, Canada V6C 0A3

                                                        Re: 1427702 B.C. Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed November 7,
2023
                                                            File No. 333-273972

       Dear Ryan Wilson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-4 filed November 7, 2023

       Questions and Answers
       Q. Why is Jupiter proposing the NTA Requirement Amendment Proposal?, page 12

   1. We note your disclosure that the NTA Requirement Amendment Proposal would remove from the Jupiter
Charter the Redemption Limitation and the requirement that Jupiter shall not consummate an
initial business combination unless the Redemption Limitation is not exceeded. We also note
that the proposal is conditioned upon the approval of the Business
                                                        Combination Proposal
and your disclosure that Jupiter will not be required to meet the
                                                        $5,000,001 in net
tangible assets test to avoid the definition of penny stock because
                                                        Jupiter is listed on
Nasdaq.

                                                        However, if the amount
in the trust falls below $5,000,001 as a result of redemptions,
                                                        Jupiter would likely no
longer meet the Nasdaq listing standards. At that point, it is
 Ryan Wilson
1427702 B.C. Ltd.
November 9, 2023
Page 2
      possible that Jupiter would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon Jupiter's listing on Nasdaq and discuss the consideration given to this possibility in your determination to propose to remove this provision from its charter.
      Please provide clear disclosure that removal of this provision could result in Jupiter's securities falling within the definition of penny stock and clearly discuss the risk to Jupiter and its investors if its securities were to fall within the definition of penny stock. In your discussion, please clarify whether the NTA Proposal is conditioned solely upon the approval of the business combination or the business combination's closing.
Q. What happens to the funds held in the Trust Account upon consummation of the Business
Combination?, page 14

2. We refer to comment 2 from our letter dated October 5, 2023 and your response. Given the addition of the NTA Requirement Amendment Proposal, we re-issue. Please revise the response to this question to include disclosure that Jupiter may be unable to meet the closing cash condition and that Filament may waive the condition and describe the
      combined company   s liquidity position if this scenario were to occur.
       Please contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,
FirstName LastNameRyan Wilson
                                                             Division of
Corporation Finance
Comapany Name1427702 B.C. Ltd.
                                                             Office of Life
Sciences
November 9, 2023 Page 2
cc:       Jonathan Deblinger, Esq.
FirstName LastName